Exhibit 99.2

GOVERNANCE DOCUMENT

Primal Solutions, Inc. 2004 Flexible Incentive Plan

This Governance Document is made effective as of November 1, 2004 and relates to and governs the Primal Solutions, Inc. 2004 Flexible Incentive Plan (the “Plan”) and the granting of Stock Options or Restricted Stock, or any combination thereof, under the Plan.  Capitalized terms used herein and not defined herein shall have the meaning given to such terms in the Plan.

WHEREAS, the Board of Directors (the “Board”) of Primal Solutions, Inc. (the “Company”) has authorized and approved the Plan; and

WHEREAS, the Board deems it necessary and desirable to impose upon the Plan the terms, conditions and limitations set forth herein.

NOW THEREFORE, the Plan and any and all actions thereunder, including, without limitation, the granting of Stock Options or Restricted Stock, or any combination thereof, shall be subject to each and every one of the following terms, conditions and limitations, which shall be in addition to, not in lieu of, the terms, conditions and limitations of the Plan.

1.               Non-Statutory Stock Options.  Notwithstanding anything in the Plan to the contrary, the option exercise price of a Non-Statutory Stock Option shall not be less than eighty-five percent (85%) of the Fair Market Value of the Shares subject to such Non-Statutory Stock Option on the date of the grant of such Non-Statutory Stock Option.

2.               Transferability of Stock Options.  Notwithstanding anything in the Plan to the contrary, Stock Options shall not be transferable other than by will, by the laws of descent and distribution, by instrument to an inter vivos or testamentary trust in which the options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to “immediate family” as that term is defined in 17 C.F.R.240.16a-1(e).

3.               Vesting.  Each Stock Option shall vest separately in accordance with the option vesting schedule determined by the Committee or the Board, which will be incorporated in the option agreement entered into between the Company and such Optionee (“Option Agreement”); provided, however, that Stock Options shall vest at the rate of at least twenty percent (20%) per year over five (5) years from the date the Stock Option is granted, subject to reasonable conditions such as continued employment as may be provided for in any Option Agreement.

4.               Termination.  The Plan shall terminate ten (10) years from its effective date; provided, however, that the Board may suspend or terminate the Plan at any time, and such suspension or termination may be retroactive or prospective.  The Board or Committee may provide that an Option Agreement shall terminate upon the terms and conditions set forth therein, but in no event later than ten (10) years from the effective date of the Option Agreement.

5.               Financial Statements.  Participants having Stock Options or Restricted Stock outstanding and each person owning Shares acquired under the Plan will receive copies of financial statements of the Company at least annually.  This section does not require the use of financial statements in accordance with Section 260.613 of Title 10 of the California Code of Regulations (the “Rules”).  The Company shall not be required to provide such financial statements to key employees whose duties in connection with the Company assure them access to equivalent information.

6.               Stockholder Approval.  The Plan must be approved by the stockholders within twelve (12) months after the Plan was adopted (i) by a majority of shares present in person or represented by proxy at the meeting and entitled to vote, or (ii) by written consent signed by the holders of a majority of all shares entitled to vote.  Any securities purchased before stockholder approval is obtained shall be rescinded if stockholder approval is not obtained within twelve (12) months before or after the Plan was adopted.  Such securities shall not be counted in determining whether such approval is obtained.

7.               Rights as Stockholder.  A Stock Option shall not entitle any Optionee to any rights of a stockholder of the Company or to any notice of proceedings of the Company with respect to any Shares issuable upon exercise of a Stock Option unless and until the Stock Option has been exercised for such Shares and such Shares have been registered in the Optionee’s name upon the stock records of the Company.  Restricted Stock shall entitle each Participant to the rights of a stockholder of the Company including any notice of proceedings once the Shares have been registered in the Participant’s name in the stock records of the Company unless the Restricted Stock is subject to restrictions which have not been released, expired or lapsed.

8.               Purchase Price of Restricted Stock.  The purchase price of Restricted Stock shall be

(a)   At least eighty-five percent (85%) of the Fair Market Value of such Restricted Stock at the time the person is granted the right to purchase such Restricted Stock, or at the time the purchase is consummated; or

(b)   At least one hundred percent (100%) of the Fair Market Value of the Restricted Stock either at the time the person is granted the right to purchase such Restricted Stock, or at the time the purchase is consummated, in the case of any person who owns securities possessing more than ten percent (10%) of the total combined voting power or value or all classes of securities of the Company or its Subsidiaries.

9.               Repurchase Price of Restricted Stock.  In the event Restricted Stock is subject to conditions, such as Participant’s termination from the employ of the Company for any reason, pursuant to which the Restricted Stock may be forfeited or repurchased by the Company, the repurchase price shall be:

(a)          Not less than the Fair Market Value of the Restricted Stock on the date of Participant’s termination of employment; provided that this repurchase right of the Company terminates when the Company’s securities are publicly traded; or

(b)         The original purchase price paid by the Participant; provided that this repurchase right of the Company lapses at the rate of at least twenty percent (20%) per year over five (5) years from the date the Restricted Stock is granted.

The Company’s right to repurchase may be exercised for cash or cancellation of indebtedness of the Participant to the Company within ninety (90) days of Participant’s termination of employment.  Notwithstanding the foregoing, Restricted Stock purchased by an officer, Director or Consultant of the Company may be subject to greater or additional restrictions.

10.         Transferability of Restricted Stock.  Notwithstanding anything in the Plan to the contrary, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.

11.         Limitation on Number of Shares.  At no time shall the total number of shares issuable upon exercise of all outstanding options and the total number of shares provided for under any stock bonus or similar plan of the Company exceed the applicable percentage as calculated in accordance with the conditions and exclusions of Section 260.140.45 of the Rules, based on the shares of the Company which are outstanding at the time the calculation is made.

12.         Term.  This Governance Document shall be effective until such time as the Plan and any Stock Options or Restricted Stock issued or granted thereunder are exempt from or not subject to the requirements of California Corporate Code Sections 25110, 25120 and/or 25130 and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned, being all of the members of the Board, have executed this Governance Document as of this 17th day of September, 2004.

Joseph R. Simrell	Louis A. Delmonico

John Faltys	John E. Rehfeld

David Haynes